Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Class A subordinate shares, no par value	10,462,386(3)	$2.40	$25,109,726.40	$2,327.67

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also be deemed to cover such indeterminate number of additional class A subordinate voting shares, no par value (“class A subordinate voting shares”), of Alithya Group inc., which may be offered and issued to prevent dilution resulting from adjustments as a result of share dividends, share splits, reverse share splits, recapitalizations, reclassifications, mergers, split-ups, reorganizations, consolidations and other capital adjustments.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, the proposed maximum offering price, per share and in the aggregate, and the registration fee were calculated based upon the average of the high and low prices of the class A subordinate voting shares as reported by the Nasdaq Stock Market LLC on June 13, 2022.

(3) Represents (i) 4,704,767 class A subordinate voting shares available for issuance pursuant to the Alithya Group inc. Long Term Incentive Plan and (ii) 5,757,619 class A subordinate voting shares that may be purchased by the plan administrator from the secondary market for the account of eligible participants under the Alithya Group inc. Share Purchase Plan, in each case pursuant to automatic increases under such plans.